■ SIT INVESTMENT ASSOCIATES, INC. ■

GLOBAL INVESTMENT OUTLOOK & STRATEGY

JANUARY 9, 2013

EXECUTIVE SUMMARY

Domestic equity markets concluded a strong year with positive returns in December. The S&P 500 Index increased just under +1 percent for the month and finished up +16.0 percent for the year. Taxable fixed income markets were flat in December, while municipal securities decreased -1.2 percent for the same period. The MSCI EAFE Index gained +3.2 percent in December and increased +17.3 percent for the year. Regarding the U.S. economy, the final estimate of third quarter 2012 real GDP growth was revised up to +3.1 percent from the prior estimate of +2.7 percent. We expect the subpar U.S. economic recovery to continue. We believe the European economy will likely bottom in the next few quarters. We are reducing our underweight in Japan to take advantage of the "reflation trade." China and India, the growth engines of the global economy, are showing signs of economic stabilization and recovery. Taxable fixed income portfolios remain defensively positioned for a rise in interest rates. Our investment strategy in municipal portfolios remains focused on income, which is the primary source of return over longer time periods. Domestic and international equity portfolios continue to be diversified with high quality, growth-oriented companies.

UNITED STATES

CURRENT CONDITIONS: STATUS QUO

Domestic equity markets concluded a strong year with positive returns in December. The S&P 500 Index increased just under +1 percent for the month and finished up +16.0 percent for the year. The Dow Jones Industrial Average, while strong, did not match the S&P, and gained +10.2 percent in 2012. The technology-laden NASDAQ OTC Composite gained +15.9 percent for the year. Large capitalization stocks underperformed medium and small capitalization issues in December. For the full year, large cap stocks matched the performance of small caps, but underperformed midcap stocks.

TOTAL RETURNS TO 12/31/12

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	0.9%	-0.4%	6.0%	16.0%
Dow Jones Ind'l Avg.	0.8	-1.7	3.2	10.2
Russell 1000 Index	1.0	0.1	6.4	16.4
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	0.3	-3.1	2.9	15.9
S&P MidCap Index	2.2	2.9	8.5	17.1
Russell 2000 Index	3.6	1.9	7.2	16.4
FIXED INCOME				
Barclays Capital Agg. Index	-0.1	0.2	1.8	4.2
Barclays Capital Muni Bond Index.	-1.2	0.7	3.0	6.8

*price only

Taxable fixed income returns were flat in December, while municipal securities decreased -1.2 percent for the month. For all of 2012, taxable bonds and municipal bonds both had solid total returns, gaining +4.2 percent and +6.8 percent, respectively. The adjacent table displays major benchmark returns, and additional detail is provided in Exhibit A.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 12/31/12

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	0.0%	-1.3%	4.7%	15.3%
Russell 1000 Value	2.1	1.5	8.1	17.5
MID CAP				
Russell Midcap Growth	1.8	1.7	7.1	15.8
Russell Midcap Value	2.6	3.9	10.0	18.5
SMALL CAP				
Russell 2000 Growth	2.9	0.4	5.3	14.6
Russell 2000 Value	4.2	3.2	9.1	18.1

Growth stocks underperformed their value counterparts both in December and for the year. However, in the most recent month growth stocks did partially reduce the performance gap relative to their value peers. The table above and Exhibit B display the performance for growth and value stocks.

With respect to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 22nd out of 33 countries for 2012.

Despite a strong year in absolute terms, this was weaker than both 2011 and 2010 on a relative basis, when the U.S. ranked 4th and 14th, respectively. The top 5 performers in 2012 were: the Philippines, Thailand, Belgium, Austria, and Singapore. Somewhat surprisingly, the best-performing major region of the world was Western Europe, as illustrated in Exhibit C.

DOLLARS (BIL) OF REAL GDP CHANGE

	4Q11 Rev.	1Q12 Final	2Q12 Rev.	3Q12 Final
Personal Con. Expenditures	$47.4	$57.5	$35.7	$37.6
Nonresid. Fixed Invs.	32.4	26.3	12.9	-6.8
Residential Invs.	9.4	16.1	7.2	11.6
Inventory Change	74.8	-13.6	-15.5	18.9
Net Exports	-20.1	2.5	8.1	12.2
Government	-13.9	-19.0	-4.3	23.7
Residual	4.1	4.4	-2.0	6.8
Total	$134.1	$65.4	$42.1	$104.0
% Change in Real GDP (ann.)	4.1%	2.0%	1.3%	3.1%
% Change in Real Final Sales (ann.)	1.5%	2.4%	1.7%	2.4%
% Change in GDP Deflator (ann.)	0.1%	2.2%	1.5%	2.7%

Regarding the U.S. economy, the final estimate of third quarter 2012 real GDP growth was revised up to +3.1 percent from the second estimate of +2.7 percent. More than half of the improvement came from an upward adjustment to net exports, which was caused by an increase in exports and a decrease in imports compared with previous estimates. Personal consumption expenditures (PCE) were also revised up in the latest data release driven, largely, by increased spending on services. The adjacent table displays dollar changes in the major components of real GDP over the past four quarters. The following table shows the contribution to real GDP growth by major component. Year-over-year changes in real GDP are shown in Exhibit D, and display remarkable consistency over the past six quarters, ranging between +2.0 and +2.6 percent.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	4Q11 Rev.	1Q12 Rev.	2Q12 Final	3Q12 Final
Personal Cons. Exps.	1.45%	1.72%	1.06%	1.12%
Nonresid. Fixed Invs.	0.93	0.74	0.36	-0.19
Residential Invs.	0.26	0.43	0.19	0.31
Inventory Change	2.53	-0.39	-0.46	0.73
Net Exports	-0.64	0.06	0.23	0.38
Government	-0.43	-0.60	-0.14	0.75
Total GDP Growth	4.10%	2.00%	1.30%	3.10%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

November existing home sales increased +5.9 percent to 5.04 million on an annualized basis. This is the highest level of existing home sales since November 2009 when sales were heavily influenced by the home buyers' tax credit. The residential housing market appears to have bottomed and is now likely to contribute to economic growth more positively with each passing quarter.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly. Change	Case 2 Index (+0.2%)	Annual Qtrly. Change
	Dec. Proj.	9686.60	2.0%	9705.97	2.3%
	Nov.	9686.60		9686.60	
	Oct.	9630.30		9630.30	
	Sept.	9647.80	1.6%	9647.80	1.6%
	Aug	9604.30		9604.30	
	July	9608.20		9608.20	
	June	9577.00	1.5%	9577.00	1.5%
	May	9586.90		9586.90	
	April	9583.80		9583.80	
	Mar.	9562.50	2.4%	9562.50	2.4%
	Feb.	9560.10		9560.10	
2012	Jan.	9517.90		9517.90	
	Dec.	9493.30	2.0%	9493.30	2.0%
	Nov.	9489.20		9489.20	
	Oct.	9485.50		9485.50	
	Sept.	9464.00	1.7%	9464.00	1.7%
	Aug.	9428.40		9428.40	
	July	9433.30		9433.30	
	June	9388.30	1.0%	9388.30	1.0%
	May	9405.20		9405.20	
	April	9416.20		9416.20	
	Mar.	9411.70	3.1%	9411.70	3.1%
	Feb.	9378.90		9378.90	
2011	Jan.	9352.00		9352.00	

November U.S. real personal consumption expenditures increased +0.6 percent after declining -0.2 percent in October. Most of this swing was attributable to the effects of Hurricane Sandy. As a result of the strong rebound in spending that occurred in November, our sensitivity analysis indicates that even if consumer spending is flat for the month of December, fourth quarter annualized real PCE growth would still be +2.0 percent.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

Period	All Items 3 Months Ann.	All Items 6 Months Ann.	All Items Year-Over Year	Core Year-Over Year
July 2011	1.8%	5.2%	3.6%	1.8%
August 2011	1.0	4.7	3.8	2.0
September 2011	2.1	3.1	3.9	2.0
October 2011	0.9	1.3	3.5	2.1
November 2011	-0.6	0.2	3.4	2.2
December 2011	-2.1	0.0	3.0	2.2
January 2012	0.4	0.7	2.9	2.3
February 2012	2.5	1.0	2.9	2.2
March 2012	6.6	2.2	2.7	2.3
April 2012	6.0	3.2	2.3	2.3
May 2012	3.8	3.2	1.7	2.3
June 2012	0.1	3.4	1.7	2.2
July 2012	-1.7	2.2	1.4	2.1
August 2012	1.0	2.4	1.7	1.9
September 2012	3.4	1.8	2.0	2.0
October 2012	3.9	1.1	2.2	2.0
November 2012	-0.3	0.4	1.8	1.9

The nonfarm payrolls report for the month of December, released on January 4th, showed that 155,000 jobs were created. This level of job creation was very much in line with the trend for the entire year, which averaged monthly job growth of 153,000. A total of 1,835,000 jobs were created in 2012, compared with the almost identical figure for 2011 of 1,840,000.

Congress rang in the New Year by passing legislation to temporarily patch most of the tax and spending items that were set to change on January 1st, commonly known as the fiscal cliff. While the financial markets responded positively to this news, at least initially, the efforts from Washington have been nothing short of disappointing. Almost all of the more difficult decisions have simply been delayed for two months. This will put politicians in the more complicated position of having to negotiate a more permanent solution to the fiscal cliff at the same time that a firm deadline will be reached with respect to the debt ceiling. The details of the legislation just passed are outlined in Exhibit E.

Several of the tax law changes that were enacted have been described as permanent; these include a fix to the alternative minimum tax and extending the Bush tax cuts for individuals making less than $400,000. While this is technically true, we expect that most of these provisions could again become key sticking points in the coming negotiations. Clearly, Washington has much work to do, as the current legislation only reduces the fiscal 2013 deficit to about $1 trillion, compared with a deficit of $1.1 trillion in fiscal 2012, as shown in Exhibit F.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), decreased -0.3 percent in November, which was driven importantly by a -7.4 percent decline in gasoline prices. On a year-over-year basis, the November figure dipped below 2 percent to +1.8 percent, near the lows reached last summer, as shown in the preceding table. Core CPI, which excludes the volatile food and energy sectors, rose +0.1 percent in November, below the street expectation of +0.2 percent. The +1.9 percent year-over-year increase in core CPI matches the low for the year set last August. Inflation, by all measures, continues to be very contained. However, we are cognizant of the threat posed by the record levels of monetary stimuli currently in place, once economic growth begins to accelerate meaningfully. Longer-term inflation trends are shown in Exhibit G.

The Federal Reserve's U.S. trade-weighted major currencies dollar index decreased -0.7 percent in December. However, on average, the dollar gained +3.6 percent from a year ago, as shown in Exhibit H. Although the dollar has benefited recently from the relative attractiveness of investing in dollar–denominated assets, the U.S. fiscal difficulties and the still unresolved fiscal cliff will eventually put downward pressure on the dollar.

In summary, we expect the subpar U.S. economic recovery to continue. More recent economic data has been volatile as a result of both Hurricane Sandy and the threat of the fiscal cliff. Over the coming year, we believe there are three major issues that will influence the economy and financial markets: the financial difficulties in Europe; the economic recovery in China; and resolution of the fiscal cliff in the United States. Our forecasts for real GDP growth in 2012 and 2013 remain essentially unchanged at +2.3 percent and +2.0 percent, respectively. All of the details of our key economic and financial market assumptions are shown in Exhibit I.

MONETARY POLICY AND FIXED INCOME STRATEGY: POSITIONED DEFENSIVELY

Treasury yield movements were surprisingly modest for both the quarter and the year. Yields on intermediate and long maturities both rose +13 basis points in the fourth quarter as the Federal Reserve's, now open-ended, bond buying programs heightened

inflation concerns. However, yields on intermediate maturities ended the year lower, as much of the Federal Reserve's Operation Twist purchasing activities (initiated in late 2011) were concentrated in the 5-10 year maturity range. Specifically, yields on 5-year and 10-year maturity U.S. Treasury Notes were down -11 and -12 basis points from year-end 2011 to 0.72 percent and 1.76 percent, respectively. The 30-year maturity U.S. Treasury Bond yield ended the year at 2.95 percent, up +6 basis points from the 2011 year-end level.

The Barclays Aggregate Bond Index return for the quarter was +0.2 percent. For full year 2012, the index produced a positive return of +4.2 percent. Corporate bonds were the best performing sector for both the quarter and the year. Improvement in housing fundamentals drove a recovery in credit metrics for banks, which contributed to returns in excess of +14 percent for financial institutions. Asset-backed securities contributed positively to overall returns for the year, but generally underperformed the benchmark primarily due to their shorter duration. The U.S. Treasury sector was the worst performing sector for the year and second worst performing sector for the quarter as additional quantitative easing measures were more than offset by inflation fears. Agency mortgages were the worst performing sector of the quarter and second worst performer for the year as their shorter duration and concerns over refinancing and modification efforts weighed on returns.

For 2013, we expect low short-term rates and slow growth as the debt ceiling debate, significant regulatory hurdles, and global budgetary concerns continue to hamper economic activity. We believe that the massive amounts of monetary stimulus will put upward pressure on bond yields and we continue to position portfolios defensively for the eventual rise in rates. Additionally, we anticipate another downgrade of the U.S. government debt rating and are focusing on high-quality, liquid bonds, which will benefit from heightened demand as a result of renewed investor fear. Our forecast for U.S. Treasury interest rates is detailed in Exhibit J.

TOTAL RETURNS TO 12/31/12

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
AGGREGATE	-0.1%	0.2%	1.8%	4.2%
Treasury	-0.4	-0.1	0.5	2.0
Agency	-0.1	0.2	1.3	3.0
Corporate	-0.1	1.1	4.9	9.8
CMBS	0.3	1.2	5.1	9.7
Asset-Backed	-0.1	0.2	1.5	3.7
Mortgage Pass-Through	0.1	-0.2	0.9	2.6
5-Year Treasury	-0.3	0.0	0.8	2.3

Tax-exempt yields ended the fourth quarter little changed, as a sell-off in December reversed post-election price gains. Long-term municipal yields reached year-to-date (as well as long-term) lows in early December as investors, in anticipation of higher income tax rates following the November election, sought to increase holdings of tax-exempt bonds. Bond market volatility, as well as bond yields, increased as year end approached, reflecting both uncertainty surrounding the approaching fiscal cliff and investors seeking to realize capital gains prior to a possible increase in the tax rate. During the last two weeks of the year, tax-exempt municipal bond funds experienced their largest

outflows since January 2011, when concerns over potential default risks resulted in large withdrawals. Flows into tax-exempt funds turned slightly positive in the first week of January.

The broader Bond Buyer 40-Bond Index yield decreased -8 basis points during the fourth quarter to 4.10 percent. This compared to a 4.84 percent yield level at the beginning of the year, a year-to-date high of 4.85 percent, reached on January 3, 2012, and a historic low of 3.89 percent, reached on December 3, 2012. For a longer-term perspective, the Bond Buyer 20-Bond General Obligation Index, which consists of bonds with 20-year maturities and has a longer history than the Bond Buyer 40-Bond Index, is at its lowest yield level since the late 1960s.

Despite the weakness in December, fourth quarter returns on tax-exempts were generally modestly positive. As with most of the year, credit and duration continued to provide the strongest performance as investors sought yield. Among quality sectors, A-rated bonds performed best in the fourth quarter and the second half of 2012. Nonetheless, Baa-rated bonds retained their year-to-date lead. The higher quality, lower yielding AAA sector lagged throughout the year. In addition, longer duration bonds continued to outperform for the quarter and year to date as shorter duration bond yields had little room for further decline.

TOTAL RETURNS TO 12/31/12

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
MUNICIPAL	-1.2%	0.7%	3.0%	6.8%
5-Year Municipal	-0.6	-0.2	1.1	3.0
Long (22+ years)	-1.9	1.2	4.4	11.3
Revenue	-1.3	0.8	3.3	7.8
Electric	-1.3	0.5	2.4	5.6
Hospital	-1.2	1.2	4.0	10.6
Housing	-0.5	0.8	2.6	6.6
IDR/PCR	-1.3	2.0	5.1	12.6
Transportation	-1.3	0.9	3.4	7.7
Education	-1.2	0.9	3.3	7.3
Water/Sewer	-1.3	0.6	3.2	6.8
Resource Recovery	-1.3	0.3	2.6	6.3
Leasing	-1.4	0.7	3.2	7.8
Special Tax	-1.8	0.3	2.6	6.7
General Obligation	-1.3	0.5	2.8	5.6
Prerefunded	-0.4	0.0	0.8	1.7
Insured	-1.1	0.9	3.3	7.3
Muni Aaa	-1.0	0.4	2.3	4.5
Muni Aa	-1.1	0.6	2.9	6.2
Muni A	-1.4	0.9	3.7	8.2
Muni Baa	-1.8	0.6	2.9	9.8

Among industry sectors, revenue bonds generally outperformed general obligation bonds for the quarter and year to date and, within the general obligation sector, local issues consistently outperformed state issues during those periods. Among revenue bond sectors, industrial revenue bonds performed best during the fourth quarter, reflecting, in part, a strong price rebound in tobacco settlement revenue bonds (most of which are rated below

investment grade) following the resolution of a disagreement between states and participating manufacturers, with the latter looking for adjustments to payment amounts from sales lost to non-participating manufacturers; the net result of this resolution would be the scheduled release of escrowed funds. The insured, hospital, transportation, and education sectors posted the next best fourth quarter performance, while the shorter-duration prerefunded and resource recovery sectors lagged. Special tax bonds also underperformed during the quarter. For the year, the industrial revenue and hospital sectors provided the strongest performance while, again, shorter duration and higher quality industry sectors lagged.

The tax-exempt yield curve continued to flatten in 2012 and is approaching its long term average, as measured by the yield spread between 2-year and 30-year maturity AAA general obligation bonds. Credit spreads have continued to narrow, but remain attractive relative to historical averages. After two years of strong returns, we are cautious on maintaining extended portfolio durations. Nonetheless, we believe that structural factors will contribute to attractive relative performance from tax-exempts relative to other fixed income alternatives. Among these factors are: the attractive relative yield ratios to Treasuries; higher personal income tax rates for some investors; and lower net supply, as the proportion of refunding issuance has grown. In addition, we expect continued financial market volatility as the next, more painful, stage of discussions on the fiscal cliff proceeds in the coming months. Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. As always, diversification remains a key tenet in our strategy to help manage credit risk, particularly as state and local issuers could likely see additional fiscal challenges trickling down from the federal level.

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: MODEST EUROPEAN RECESSION

As expected, Europe officially entered recession in the fourth quarter. GDP growth in 2012 is expected to fall -0.5 percent, unchanged from our estimate last quarter. Barring any unexpected shocks, we believe GDP contraction will bottom in the next few quarters. On a quarterly basis, we expect to see gradual improvement in GDP growth throughout 2013. Economic data has improved slightly in the United Kingdom over the past few months; we now expect only a slight GDP decline in 2012 with modest growth in 2013. Our economic assumptions for Europe and other major regions are shown in Exhibit K.

The industrial environment in Europe remains volatile. In October, year-over-year industrial production fell -1.4 percent in the euro area and -1.0 percent in the European Union. This data can be quite volatile on a monthly basis. In the last six months, three months were positive while the other three were negative. However, the last two months have been more to the downside. Additionally, the euro area purchasing managers' index (PMI) continues to show readings below 50. The final December manufacturing PMI was 46.1, suggesting more contraction in the fourth quarter. Exhibit L illustrates the volatile industrial environment. Even with the negative backdrop, the German Ifo Business Climate Index recorded a better-than-forecasted increase to 102.4 in December. The improvement was driven by stronger expectations, as shown in Exhibit M.

The European consumer remains in a precarious situation. October unemployment hit new record levels, with the euro area now at 11.7 percent and the European Union at 10.7 percent. Similar to the recent past, the northern and more industrialized/competitive countries have experienced lower unemployment, while countries with more austere measures have higher unemployment. Youth unemployment continues to escalate, especially in Spain, as shown in Exhibit N. As one would expect, retail sales remain weak given the high levels of unemployment. The outlook in France also seems dim as President Francois Hollande seems intent on raising taxes, even in the face of the French Constitutional Council overturning some of the tax measures announced in the 2013 Budget, including the controversial 75 percent tax rate for incomes above €1 million.

Europe continues to make progress, albeit modest, in developing a banking union to promote financial stability in the region and restore confidence in its banking sector. In December 2012, European Union leaders agreed on a Single Supervisory Mechanism which would give the European Central Bank supervisory powers over banks that have assets over €30 billion or 20 percent or more of the home country's GDP, which represents 150-200 banks (see Exhibit O). While encouraging, we believe agreement on other pillars of a banking union, such as a common deposit insurance scheme, may prove much more challenging.

MONETARY AND FISCAL POLICY

The European Central Bank (ECB) left the main refinancing rate unchanged at 0.75 percent during its December 6th meeting. The rate has been unchanged since the -25 basis point cut on July 5th. The governing body did indicate that they will remain accommodative and left the door open for additional rate cuts, if necessary. Conversely, the Bank of England (BOE) voted to eliminate quantitative easing (£375 billion) and unanimously voted to stop interest rate cuts at its November meeting. Interest rates in the United Kingdom remain unchanged at 0.5 percent. Other central banks within Europe remain accommodative given poor household consumption, rising unemployment, and low inflationary pressures. Inflation continues to be above the BOE's and ECB's targeted ~2 percent ceiling and we expect this to continue for the intermediate term. In November, euro area and United Kingdom inflation was at 2.2 percent and 2.7 percent, respectively. Our inflation expectations for the region are shown in Exhibit K.

Fears of a euro breakup continued to subside in the fourth quarter. In the latter half of the fourth quarter, the euro appreciated to ~\$1.32/euro, almost back to the high of ~\$1.35/euro made earlier this year. The British pound also saw strength at the end of the fourth quarter, reaching its previous high of ~\$1.63/pound this year. While the crisis isn't fully resolved, it is on the "back burner" as the U.S. deficit issues have moved to the forefront. If, and when, more European financial issues arise, we think there will be weakness in the euro; however, until then, we believe the euro and British pound should sustain their current levels.

JAPAN

CURRENT CONDITIONS: ECONOMY STAGNATING

GDP contracted for the second quarter in a row in the three months ended September, shrinking -0.9 percent, suggesting

Japan has entered a recession. While the revised GDP data for July-September remained unchanged at a price adjusted -3.5 percent annualized rate of contraction, a revision to the previous quarter's figure showed the economy shrank an annualized -0.1 percent in the April-June quarter, down from an initial reading of +0.3 percent growth (see Exhibit P). This is the fifth recession in 15 years. November industrial production was much weaker than economists expected, slipping -1.7 percent from October, more than triple the expected decline, led by weaker output of chips, machinery and metals. This suggests that manufacturers continue to suffer from faltering domestic demand and the effects of the territorial dispute with China, its main export market. Consumer prices slid -0.2 percent in November from a year earlier and slipped -0.5 percent ex-food and energy, continuing the long struggle with deflationary pressures, as shown in Exhibit Q. On the positive side, retail sales rose +1.3 percent annually in November, rebounding from a -1.2 percent retreat in October. Household spending edged up +0.2 percent in November for the first year-over-year gain in three months.

Unfortunately, Japan is becoming more dependent on foreigners as its economy continues to weaken. Currently, more than 90 percent of Japan's debt is held domestically. However, the domestic pool of capital is shrinking. The savings of Japanese private companies and households are becoming too small to finance the government deficit. Japan also has posted trade deficits most months since the March 2011 tsunami and nuclear accident closed almost all of the country's nuclear power plants, driving up fossil fuel imports. The broader current account surplus is shrinking. If it moves to a deficit, Japan would have to import capital from foreigners to finance its debt, and they would likely demand a higher return than domestic sources.

MONETARY AND FISCAL POLICY

The ongoing poor economic environment has resulted in a disgruntled populace and the election of a new government. Japan's conservative Liberal Democratic Party (LDP) won election over the December 15-16 weekend. Shinzo Abe, a former Prime Minister, was re-elected. The LDP has returned to power after three years. The Liberal Democratic Party won 294 seats in the 480-member lower house of parliament, as Exhibit R displays. The Democratic Party of Japan (DPJ) lost three-quarters of its lawmakers. The LDP partner, New Komeito won 31 seats giving the coalition a two-thirds majority that will enable it to override most decisions by the upper house, where the DPJ is the largest party. Prime Minister Abe campaigned and has continued to urge monetary policy makers at the Bank of Japan (BoJ) to take bolder steps to boost economic activity and to weaken the Japanese currency, while also laying the groundwork for large fiscal stimulus. Mr. Abe is also encouraging the BoJ to adopt a higher inflation target of 2 percent, instead of its current 1 percent, and to take bolder measures to achieve it. This has resulted in a slump in 20-year government bonds and a decline in the value of the yen. Prime Minister Abe is expected to form an economic team led by fiscal stimulus and nuclear energy proponents. He also plans on putting the outgoing administration's debt reduction plan on the back burner in favor of pump-priming measures. The newly appointed finance minister, Taro Aso, has already signaled that the government will borrow to boost the struggling economy. He stated that he would issue bonds and lift a cap on new debt for the 2012 fiscal year. The BoJ has responded to the pressure from the new Prime Minister by announcing ¥25 trillion $300 billion) of additional easing on December 20th. The Asset Purchase Program will be increased by ¥10 trillion ($120 billion) and a new Stimulating

Bank Lending Facility will be funded with ¥15 trillion ($180 billion). When measured relative to GDP, the BoJ expansion will now be more aggressive than the Federal Reserve's in 2013. In addition, there could be more easing from the Japanese central bank throughout 2013. Such moves certainly could complicate Tokyo's relations with the U.S. and other major trading partners.

ASIA EX-JAPAN

CURRENT CONDITIONS: CHINA STABILIZING

We are lowering slightly our Asia ex-Japan economic growth forecast for 2012 to +6.2 percent, on slower global growth, but maintaining our 2013 estimate of +6.5 percent, on recovery prospects from China and India. China's latest data indicate the economy started to show signs of stabilization late in the third quarter of 2012 with the recovery continuing in the fourth quarter, after seven quarters of slowdown. The official Purchasing Managers' Index (PMI) has stayed above the 50 level since October and was 50.6 for December (see Exhibit S). HSBC's December PMI level of 51.5 also represents the fourth straight month of sequential improvement and a 19-month high. After hitting the lowest level in three years in August at +8.9 percent, industrial production growth recovered to a stronger-than-expected pace of +10.1 percent in November (see Exhibit T).

Power output growth also improved to +7.9 percent year over year in November from +6.4 percent in October. Fixed asset investment (FAI) in the first eleven months grew +20.7 percent year over year with the help of property investment in November, and is expected to remain solid given the rise of new investment and the recent signs of improving property investment. Retail sales growth has improved to +14.9 percent year over year in November and has been above +14 percent since September. We continue to expect real GDP growth between +7.5 and +8.0 percent in 2012, and a slight improvement to around +8.0 percent in 2013 driven mostly by domestic demand. Retail sales growth should continue growing around the +14 percent level. Export growth disappointed in November after better than expected figures in the previous two months. While we expect some improvement in export growth in 2013 because of the improving global macro environment, we do not expect net exports to be a growth driver for China in 2013.

China's inflation rate has declined recently, but will increase slightly this year. Inflation dipped to +1.7 percent year over year in October on higher fresh vegetable prices, but went back to +2.0 percent in November (see Exhibit U). Due to the unusually cold weather in China, food prices have risen sharply in December. While we expect higher CPI this year, the rise should be moderate given our expectation of only slight improvement in economic growth and largely stable monetary policy. We expect CPI to stay below +3.0 percent for 2012 and below +3.5 percent for 2013, compared to +5.4 percent in 2011.

On November 15th, China unveiled the members of the Politburo Standing Committee, its new party leadership. As expected, Xi Jinping was elected as the new party chief and he is expected to succeed Hu Jintao as China's next President in March 2013. The

second in command in the Politburo Standing Committee, Li Keqiang, is expected to take over from Wen Jiabao as Premier. With China facing economic and political challenges ahead, new leaders have signaled the possibility of further reforms. While urbanization is being viewed as a major driver to boost future economic growth in China, more specifics are yet to come.

Following India's weak third quarter economic growth of +5.3 percent year over year, and the Reserve Bank of India's cut in their fiscal year 2013 GDP growth estimate to +5.7 percent from the previous level of +7.8 percent, the Indian government has taken steps to promote growth. Political dysfunction has improved with Prime Minister Manmohan Singh curbing fuel subsidies in September and Parliament passing legislation to allow foreign direct investment in multi-brand retail. These reforms should help stimulate capital expenditure and supply-side growth. Furthermore, India's wholesale price index (inflation) was a lower-than-expected +7.2 percent year over year in November, down from its peak of +9.9 percent in October 2011, which should give the Reserve Bank of India room to cut interest rates. India's economy is showing signs of improvement, as the HSBC PMI climbed to 55.6 in December from 52.1 in November and industrial production surged +8.2 percent year over year in October versus a decline of -0.7 percent in September. However, the magnitude of interest rate cuts may be limited given India's widening current account deficit, now at 5.4 percent of GDP in the September quarter, up from 3.9 percent in the June quarter.

The Hong Kong and South Korean economies continue to be weak, but are showing signs of recovery. Third quarter GDP growth for Hong Kong was +0.6 percent quarter over quarter. However, there were points of strength in November, as retail sales volume growth increased +8.1 percent year over year (from +3.6 percent in October) and exports gained +10.5 percent (versus a decline of -2.8 percent in October). South Korean economic growth in the third quarter was only +0.2 percent quarter over quarter, seasonally adjusted. As Korea is an export-driven economy, November data showed improvement with exports up +3.9 percent year over year. Also, industrial production rose +2.9 percent year over year in November, from a decrease of -0.8 percent year over year in October.

In Australia, economic growth slowed in the third quarter to +0.5 percent quarter over quarter and +3.1 percent year over year. Economic growth should be around +3.0 percent in 2012, supported by domestic demand and recovery in raw material prices. Iron ore prices at $A132.8 a metric ton are at a five-month high on increased demand from Chinese steel mills. China's iron ore imports rose +17.0 percent month over month to 65.8 million metric tons, the highest level since January 2011 and the second highest on record.

MONETARY AND FISCAL POLICY

The People's Bank of China (PBoC) moved cautiously to loosen its monetary policy in 2012; it reduced interest rates and the reserve requirement ratio for lenders twice, but has refrained from further cuts since July. While new loans have been disappointing recently, total social financing suggests overall financial conditions have not tightened, as corporate bond and trust loans are replacing bank loans to offer support for domestic demand (see Exhibit V).

China's fiscal surplus for the first eleven months was RMB401 billion ($64.2 billion), compared with the forecasted deficit of

RMB800 billion ($128.0 billion), which gives the government more flexibility to provide support.

According to the statement from the recently concluded Central Economic Work Conference, policy makers decided to maintain the proactive fiscal policy and current monetary policy stance in 2013. While we continue to believe the chance of a rate cut is low, we expect the overall financial conditions to remain accommodative next year and expect further support on the fiscal front.

The Reserve Bank of India made policy adjustments during the fourth quarter of 2012 because of inflation concerns. They left the reverse repo rate at 7.0 percent, but cut the cash reserve ratio -25 basis points to 4.25 percent. We expect lower inflation will allow more rate cuts to further stimulate the economy.

South Korea and Australia will continue to ease monetary policy in 2013. The Bank of Korea cut its policy rate by -25 basis points to 2.75 percent during the fourth quarter and, with low inflation of +1.6 percent in November, they are likely to lower rates further. The Reserve Bank of Australia also lowered its cash target rate by -25 basis points to 3.25 percent during the quarter, after cutting rates -75 basis points since the fourth quarter of 2011.

REST OF WORLD

CURRENT CONDITIONS: BRAZILIAN ECONOMY BARELY GROWING

Brazil's economy expanded only +0.6 percent quarter to quarter and +0.9 percent year over year in the third quarter, much weaker than estimates. The weakness was attributable to slow growth in private consumption at +0.9 percent quarter to quarter, tepid government consumption of +0.1 percent, and a fall in investments of -2.0 percent. We have again reduced our 2012 GDP estimate to +1.2 percent, from +2.0 percent. The weak economy also comes amid stalling growth from other emerging markets. More positively, inflation appears under control, with November CPI rising +0.6 percent month to month and +5.5 percent year over year, below the inflation target ceiling limit of +6.5 percent. Low inflation should allow Brazil's central bank to continue cutting interest rates. It cut the benchmark SELIC rate by -25 basis points during the quarter to 7.25 percent, a historic low, and reduced the rate by a total of -375 basis points in 2012. The result of low rates has been mixed, with October retail sales gaining +0.8 percent month to month and +9.1 percent year over year, yet November industrial production fell -0.6 percent month to month, seasonally adjusted.

GLOBAL EQUITY INVESTMENT STRATEGY:

2013 LOOKS A LOT LIKE 2012

United States

Domestic equity markets realized very strong returns in 2012, in spite of some meaningful headwinds. The subpar economic recovery kept growth around the rather subdued level of 2 percent. Additionally, investors wrestled with the, as yet unresolved, financial crisis in Europe and the, now temporarily patched, fiscal cliff in the U.S. Finally, concerns over China's ability to engineer a successful economic soft landing also added to worries.

Not surprisingly, this hodgepodge of concerns generated significant financial market volatility in 2012. Moreover, since none of the aforementioned issues have been resolved, we expect them to again be a focus for investors over the course of this year. Nonetheless, while we believe that it is unlikely that any of these issues will be completely resolved in 2013, we are cautiously optimistic that they will at least improve at the margin.

Additionally, the sharpened investor focus on these broader macroeconomic issues has caused the correlation between stock returns to remain at elevated levels. As a result, investors are less focused on company-specific fundamentals. This resulted in lower-quality companies outperforming their higher-quality counterparts in 2012. As these macroeconomic issues move closer to resolution, stock return correlations should return to more normalized levels, and higher-quality companies, which dominate Sit Investment Associates' client portfolios, should perform relatively well.

Even with the solid stock market returns achieved in 2012, valuation remains at quite reasonable levels. As shown in Exhibit W, the current price/earnings multiple for the S&P 500 is slightly over 14 times 2012 estimated earnings. This is below the 50-year average of 15 times earnings. In addition, the 6-month momentum indicators for U.S. equities show the markets in decidedly neutral territory as Exhibit X indicates.

Domestic equity portfolios continue to be diversified with high quality, growth-oriented stocks. Portfolio weightings emphasize the traditional growth sector of technology, along with the producer manufacturing and energy services sectors. Collectively, these holdings should deliver above-average earnings growth at more attractive valuations than their respective benchmarks, as Exhibit Y displays.

International

While various economic data points, such as the OECD leading economic indicators, industrial data, and consumer data all signal a continued slowdown, sentiment is starting to turn positive and we believe the European economy will likely bottom in the next few quarters. Therefore, we are modestly lessening our underweight in the euro area as valuations are more attractive in this region than in the rest of Europe. The weight increase in the euro area will come from the non-euro area mainland countries along with the United Kingdom, where we are overweight. We believe euro area banks will continue to remain challenged in the longer term, given higher capital requirements, increased regulation, ongoing litigation, lower loan growth, and higher costs. However, some of the larger and more prominent banks in

France and Spain have improved their financial situations quite substantially and are benefiting from an improved funding environment, thus providing an opportunity to modestly reduce our underweight. In addition to banks, we are also looking to increase modestly the cyclical exposure in portfolios. Overall, the majority of our European-based holdings have significant exposure outside Europe to other developed and emerging markets. These holdings are comprised of global exporters, late-cyclical stocks, domestic consumption companies, and firms with emerging markets growth exposure. As shown in Exhibit Z, valuations remain attractive across Europe.

For the last few years, the Japanese equity market has been viewed as a "safe-haven" market. We no longer believe this to be the case because of economic concerns, ongoing leadership turnover and growing dependence on foreigners. Despite this, the Japanese equity market is attractive on forward price/earnings, price/book, and dividend yield valuation bases, as displayed in Exhibit AA. The major catalyst driving the market will be the government's new aggressive quantitative easing policy and stimulus program. We are reducing our underweight in Japan to take advantage of the "reflation trade." We prefer defensive consumption companies, heavy industry firms, and export-oriented businesses. Defensive consumption stocks should be attractive and hold up in a slow economic growth environment. Heavy stimulus spending typically helps heavy industry and construction companies, while exporters will benefit from a weaker yen.

China and India, the growth engines of the global economies, are showing signs of economic stabilization and recovery. Moreover, both countries' governments are taking stronger action to promote economic growth driven by domestic demand. China and India have young populations that are continuing to improve their living standards. In addition, the path to industrialization is moving forward. With expectations of a modest economic recovery in China and India, we are focusing on cyclical themes for portfolios. Our Asia ex-Japan investments are in consumer-related, materials, and energy companies.

Our current investment view, by major geographic region, is shown by the sentiment gauge in the adjacent table. The Weight versus Index column displays our targeted portfolio weight relative to benchmarks for each region.

GLOBAL STRATEGY

Region/Country	Sentiment Gauge	Weight vs. Index
North America	+	+
Euroland	-	–
United Kingdom	-	+
Rest of Europe	o	+
Greater China	+	+
Japan	+	-
Rest of Asia	o	o
Latin America	-	+
Africa/Middle East	o	–

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

SECURITIES MARKETS

EQUITIES	12/31/12	11/30/12	9/28/12	12/30/11	12/31/10	One Month	Three Months	12 Months	24 Months
Dow Jones Industrials	13104.14	13025.58	13437.13	12217.56	11577.51	+0.6%	-2.5%	+7.3%	+13.2%
S&P 500	1426.19	1416.18	1440.67	1257.60	1257.64	+0.7	-1.0	+13.4	+13.4
NASDAQ OTC Composite	3019.51	3010.24	3116.23	2605.15	2652.87	+0.3	-3.1	+15.9	+13.8
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	0.25	0.25	0.23	0.24	0.59	-- bp.	+2 bp.	+1 bp.	-34 bp.
5-Year Notes	0.72	0.61	0.63	0.83	2.01	+11	+9	-11	-129
10-Year Notes	1.76	1.62	1.63	1.88	3.29	+14	+13	-12	-153
30-Year Bonds	2.95	2.81	2.82	2.89	4.33	+14	+13	+6	-138
AA INDUSTRIAL									
Intermediate Maturity	2.51	2.47	2.33	2.73	3.94	+4	+18	-22	-143
Long Maturity	3.91	3.85	3.71	4.02	5.18	+6	+20	-11	-127
MORTGAGES									
Current Coupon GNMA (3.00%)	2.05	1.98	1.85	2.71	3.98	+7	+20	-66	-193
MUNICIPALS									
Bond Buyer 40-Bond Index	4.10	3.95	4.18	4.84	5.51	+15	-8	-74	-141
SHORT TERM									
Fed Funds	0.16	0.16	0.14	0.07	0.18	--	+2	+9	-2
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.05	0.08	0.10	0.02	0.12	-3	-5	+3	-7

* Primary Credit Discount Rate; effective 1/9/03.

E-12/12 123112
FF-1077.DOC

G:\Support\Exhibits\E-12/12

EXHIBIT B

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR RELATIVE PERFORMANCE OF GROWTH
VERSUS VALUE STOCKS


Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through December 31, 2012
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11
12/12

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-12/12

EXHIBIT C

■ SIT INVESTMENT ASSOCIATES ■

WORLD EQUITY MARKET RANKINGS

THE UNITED STATES RANKED 22ND OUT OF 33 WORLD EQUITY MARKETS

YEAR-TO-DATE THROUGH DECEMBER 31, 2012

PERFORMANCE IN U.S. DOLLARS				
Country	[illegible] Global Indices, USD on 12/31/2012	Change from 12/31/2011 points	percent	12/31/2012 Country Rank
Australia	[illegible]	[illegible]	[illegible]	[illegible]
Austria	250.11	52.82	[illegible]	4
Belgium	365.03	[illegible]	[illegible]	3
Brazil	204.44	-27.22	[illegible]	33
Canada	400.47	27.83	[illegible]	28
Chile	612.07	[illegible]	[illegible]	26
Denmark	[illegible]	[illegible]	[illegible]	8
Finland	[illegible]	[illegible]	[illegible]	[illegible]
France	[illegible]	53.87	[illegible]	15
Germany	285.05	60.70	26.52%	7
Greece	12.04	3.03	33.72%	6
Hong Kong	[illegible]	[illegible]	[illegible]	[illegible]
Indonesia	[illegible]	[illegible]	[illegible]	[illegible]
Ireland	[illegible]	[illegible]	[illegible]	[illegible]
Italy	[illegible]	[illegible]	[illegible]	[illegible]
Japan	[illegible]	4.03	5.22%	23
Malaysia	277.04	20.87	[illegible]	25
Mexico	670.75	[illegible]	[illegible]	[illegible]
Netherlands	772.46	[illegible]	[illegible]	17
New Zealand	[illegible]	[illegible]	[illegible]	[illegible]
Norway	[illegible]	[illegible]	[illegible]	[illegible]
Philippines	[illegible]	[illegible]	[illegible]	
Portugal	123.11	[illegible]	[illegible]	[illegible]
Singapore	[illegible]	[illegible]	[illegible]	[illegible]
South Africa	399.21	[illegible]	[illegible]	16
South Korea	[illegible]	[illegible]	[illegible]	18
Spain	[illegible]	[illegible]	[illegible]	[illegible]
Sweden	[illegible]	[illegible]	[illegible]	[illegible]
Switzerland	[illegible]	[illegible]	[illegible]	14
Taiwan	[illegible]	23.44	[illegible]	[illegible]
Thailand	199.86	[illegible]	[illegible]	3
United Kingdom	[illegible]	[illegible]	[illegible]	20
United States	[illegible]	[illegible]	[illegible]	22 ←
COMPOSITE INDICES				
[illegible]	[illegible]	[illegible]	[illegible]	
Western Europe	[illegible]	[illegible]	[illegible]	
Asia/Pacific	[illegible]	15.47	[illegible]	
World (ex-U.S.)	[illegible]	[illegible]	[illegible]	

SOURCE: FACTSET RESEARCH SYSTEMS, JANUARY 2, 2013

EXHIBIT D

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR CHANGES IN REAL GDP COMPONENTS[1]

	4Q09 Rev.	1Q10 Rev.	2Q10 Rev.	3Q10 Rev.	4Q10 Rev.	1Q11 Rev.	2Q11 Rev.	3Q11 Rev.	4Q11 Rev.	1Q12 Rev.	2Q12 Final	3Q12 Adv.	3Q12 Prelim.	3Q12 Final
Personal Consumption Expend.	-0.3%	0.7%	1.8%	1.9%	2.9%	3.1%	2.7%	2.5%	1.9%	1.8%	1.9%	2.0%	1.8%	1.9%
Non-Residential Fixed Invest.	-15.7	-7.7	-0.3	3.7	7.7	6.8	7.4	10.1	10.2	12.5	9.7	4.7	4.5	4.6
Residential Investment	-13.3	-6.4	5.0	-7.2	-5.7	-3.2	-7.1	1.4	3.9	9.3	10.4	13.8	13.7	13.6
Inventory Change [2]	++	++	++	++	++	-	-	–	++	++	++	++	++	++
Net Exports [3]	27.3	7.6	-32.8	-32.2	-20.4	-11.8	6.8	13.3	0.1	0.3	-2.0	-4.0	-1.3	0.7
Exports	0.3	10.7	13.1	12.1	8.8	8.7	7.4	6.5	4.3	4.0	4.3	2.3	3.0	3.2
Imports	-6.1	6.7	16.7	15.9	10.9	9.3	4.4	2.2	3.5	3.2	3.9	2.6	2.7	2.5
Government Spending	4.0	2.7	1.1	0.1	-1.3	-2.3	-3.2	-3.8	-3.3	-2.2	-2.2	-0.6	-0.6	-0.5
Total Real GDP	-0.1%	1.9%	2.5%	2.8%	2.4%	1.8%	1.9%	1.6%	2.0%	2.4%	2.1%	2.3%	2.5%	2.6%
Memo:														
Total GDP Less Housing and Autos	0.2	2.2	2.4	3.3	2.4	1.7	2.1	1.5	1.9	2.2	1.8	1.9	2.0	2.1
Pers. Cons. Exp. Plus Res. Inv.	-0.9	0.4	1.9	1.5	2.6	2.9	2.3	2.4	2.0	2.0	2.2	2.4	2.2	2.3
After-tax Corporate Profits	110.5	41.9	29.2	18.9	8.3	-2.2	3.5	0.8	6.7	19.1	14.5	N/A	18.6	17.9

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, DECEMBER 20, 2012

G:\Support\Exhibits\E-12/12

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

DETAILS OF THE LEGISLATION WHICH TEMPORARILY FIXES THE FISCAL CLIFF

Highlights of the Senate Bill

Category	Action	Duration	Notes
Social Security payroll tax cut	The 2 percentage-point cut in the payroll tax would expire, returning it to the 6.2% level of about two years ago.	**Permanent**	Employees would see smaller pay checks early this month. Overall, workers could see their after-tax income reduced by $125 billion this year.
Individual income tax rates	The bill would extend tax cuts on incomes up to $400,000 for individuals, $450,000 for couples. Earnings above that would be taxed at a rate of 39.6%, up from the current 35%. It would restore Clinton-era caps on itemized deductions and the phaseout of the personal exemption for individuals making more than $250,000 and couples earning more than $300,000.	**Permanent**	Obama campaigned on promises to end tax cuts on incomes over $200,000 for individuals and $250,000 for couples. Many liberals are unhappy with the compromise, while many conservatives are opposed to raising any of the tax rates [illegible].
Estate tax	Estates would be taxed at a top rate of 40%, with the first $5 million in value exempted for individual estates and $10 million for family estates.	**Permanent**	In 2012, such estates were subject to a top rate of 35%.
Capital gains, dividends	Taxes on capital gains and dividend income would increase from 15% to 20% for individuals with income exceeding $400,000 and for families whose income exceeds $450,000.	**Permanent**	The capital gains tax rate would return to what it was during the Clinton administration.
Alternative minimum tax	The bill would index the AMT for inflation to prevent nearly 30 million middle- and upper-middle-income taxpayers from being hit with higher tax bills averaging almost $3,000.	**Permanent**	The tax was originally designed to ensure that the wealthy did not avoid paying taxes by using loopholes.
Other tax changes for individuals	The bill would extend Obama-sought expansions of the child tax credit, the earned income tax credit and a current $2,500 tax credit for college tuition.	**Five years**	The White House says 25 million working families and students would benefit.
Business taxes	It would extend accelerated "bonus" depreciation of business investments in new property and equipment, a tax credit for research and development costs and a tax credit for renewable energy such as wind-generated electricity.	**One year**	The 50% "bonus" depreciation is an attempt to promote business spending on new equipment.
Jobless benefits	It would extend federal unemployment benefits for the long-term unemployed.	**One year**	It would preserve benefits for 2 million people who otherwise would have lost them in January. Cost to the government: $30 billion [illegible].
Cuts in Medicare reimbursements to doctors	It would block a 27% cut in Medicare payments to doctors.	**One year**	The White House says it would not require cuts to the Affordable Care Act or Medicare beneficiaries.
Across-the-board spending cuts	It would delay $109 billion worth of across-the-board spending cuts set to start striking the Pentagon and domestic agencies this week.	**Two months**	The two-month delay would be paid for by $24 billion in spending cuts and [illegible] revenue from [illegible] retirement accounts into Roth IRAs.

SOURCE: USA TODAY, JANUARY 2, 2013

EXHIBIT F

■ SIT INVESTMENT ASSOCIATES ■

THE TEMPORARY FIX TO THE FISCAL CLIFF BARELY CHANGED THE PROJECTED DEFICIT

Time To Tackle Spending

After fiscal cliff and ObamaCare tax hikes, the U.S. still faces mountains of red ink



$4.0 In trillions
3.5
3.0
2.5
2.0
1.5
Federal spending
Deficit
Federal revenue
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13e '14e

Source: Congressional Budget Office

SOURCE: INVESTOR'S BUSINESS DAILY, JANUARY 3, 2013

G:\Support\Exhibits\E-12/12

Exhibit G

■ Sit Investment Associates ■

Broad-Based Inflation Measures Remain Controlled



Consumer Price Inflation
15
13
11
9
7
5
3
1
-1
-3
'60'61'62'63'64'65'66'67'68'69'70'71'72'73'74'75'76'77'78'79'80'81'82'83'84'85'86'87'88'89'90'91'92'93'94'95'96'97'98'99'00'01'02'03'04'05'06'07'08'09'10'11'12



Producer Price Inflation
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60'61'62'63'64'65'66'67'68'69'70'71'72'73'74'75'76'77'78'79'80'81'82'83'84'85'86'87'88'89'90'91'92'93'94'95'96'97'98'99'00'01'02'03'04'05'06'07'08'09'10'11'12

Source: Bureau of Labor Statistics and Bloomberg, December 13 & 14, 2012

G:\Support\Exhibits\E-12/12

Exhibit H

■ Sit Investment Associates ■

Dollar Exchange Rate Trends Versus Major Currencies

	2009			2010			2011			2012		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	81.37	11.2%	31.9%	73.86	-9.2%	-7.1%	72.93	-1.3%	-9.8%	73.35	0.6%	12.6%
February	83.51	14.9	27.1	75.54	-9.5	0.4	72.00	-4.7	-10.1	72.29	0.4	9.5
March	84.04	19.4	23.6	75.23	-10.5	3.1	70.81	-5.9	-10.8	72.97	3.0	5.1
April	82.49	17.1	4.6	75.41	-8.6	7.1	69.59	-7.7	-7.4	72.83	4.7	3.5
May	79.11	11.8	-9.3	78.50	-0.8	17.4	69.66	-11.3	-8.5	73.93	6.1	4.7
June	77.18	8.1	-9.0	79.06	2.4	16.3	69.58	-12.0	-11.1	75.03	7.8	5.0
July	76.62	8.1	-11.3	76.77	0.2	8.0	69.12	-10.0	-10.2	75.20	8.8	5.1
August	75.37	1.7	-18.5	75.95	0.8	1.1	69.07	-9.1	-8.0	74.22	7.5	5.4
September	74.10	-2.0	-22.2	74.99	1.2	-0.6	71.17	-5.1	1.0	72.58	2.0	-1.1
October	72.87	-9.6	-22.0	72.30	-0.8	-8.1	71.61	-1.0	5.9	72.74	1.6	-0.2
November	72.44	-12.8	-16.1	72.83	0.5	-13.9	72.24	-0.8	7.5	73.60	1.9	-0.9
December	73.32	-9.4	-9.7	73.79	0.6	-12.9	73.23	-0.7	10.8	73.10	-0.2	-5.1
Average	77.70	4.3		75.35	-3.0		70.92	-5.9		73.49	3.6	

Note: [illegible]

Country or Region Weights (10/10/12): Euro Area: 37.5% Canada: 29.3% Japan: 16.5% U.K.: 7.8% Switzerland: 3.8% Australia: 3.2% Sweden: 1.8%
Currency Appreciation (Y-T-D through 12/31/12): Euro Area: 1.6% Canada: 2.1% Japan: -11.1% U.K.: 4.7% Switzerland: 2.4% Australia: 1.4% Sweden: 5.6%

Source: Federal Reserve Board

G:\Support\Exhibits\E-12/12

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2011				2012				2013E			
	1Q	2Q	3Q	4Q	1QA	2QA	3QA	4QE	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	0.1	2.5	1.3	4.1	2.0	1.3	3.1	1.5	2.2	1.8	2.0	2.0
S&P 500 Reported Profits (Year-over-Year)	22.7	13.0	15.9	-0.1	7.4	-2.8	-6.3	2.9	5.8	17.5	22.8	17.2
Consumer Price Index (Year-over-Year)	2.1	3.4	3.8	3.3	2.8	1.9	1.7	2.1	1.8	1.7	2.2	2.8
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	8.9	9.1	9.1	8.7	8.3	8.2	8.1	7.8A	7.8	7.8	7.7	7.7
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3A	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.1	0.0	0.0	0.0	0.1	0.1	0.1	0.1A	0.3	0.6	1.0	1.4
10-year Treasury Bonds-Yield	3.4	3.2	2.4	2.0	2.0	1.8	1.6	1.7A	1.8	1.9	2.3	2.8

SOURCE: SIT INVESTMENT ASSOCIATES, INC., JANUARY 4, 2013

G:\Support\Exhibits\E-12/12

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE FIXED INCOME RETURNS

FROM DECEMBER 31, 2012

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat Tsy.	Pessimistic	1.50%	-2.3%	2.50%	-4.1%	4.00%	-2.2%
Present YTM 0.25%	Most Likely	0.50	-0.4	1.25	-1.7	3.00	-1.5
	Optimistic	0.13	0.4	0.50	-0.2	2.00	-0.9
INTERMEDIATE RISK							
5 yr. Constant Mat Tsy.	Pessimistic	2.50	-8.0	3.50	-11.9	5.00	-5.9
Present YTM 0.72%	Most Likely	1.25	-2.2	2.00	-5.3	4.00	-4.4
	Optimistic	0.50	1.4	1.00	-0.6	3.00	-2.9
MEDIUM RISK							
10 yr. Constant Mat Tsy.	Pessimistic	3.50	-13.7	4.50	-20.1	5.50	-8.4
Present YTM 1.76%	Most Likely	2.00	-1.3	3.00	-8.9	4.50	-5.8
	Optimistic	1.50	3.3	2.00	-0.4	3.50	-3.2
HIGH RISK							
30 yr. Constant Mat Tsy.	Pessimistic	4.75	-27.2	5.50	-34.3	6.00	-12.5
Present YTM 2.95%	Most Likely	3.25	-4.2	4.00	-15.3	5.00	-8.1
	Optimistic	2.50	10.9	3.00	2.0	4.00	-3.1

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-12/12

Exhibit K

■ Sit Investment Associates ■

Global Economic Assumptions

	GDP Growth				Inflation			
	2011A	2012E	2013E	2011-2015 (5 Yr CAGR)	2011A	2012E	2013E	2011-2015 (5 Yr AVG)
Global Economy	**2.8%**	**2.3%**	**2.6%**	**2.6%**	**3.4%**	**2.7%**	**2.9%**	**3.0%**
United States	1.8	2.2	2.0	2.0	3.2	2.1	2.7	2.7
Euro Area	1.5	(0.5)	0.5	0.5	2.7	2.5	2.2	2.4
United Kingdom	0.8	(0.1)	1.0	0.7	4.5	2.8	2.5	3.0
Japan	(0.8)	1.8	1.0	0.8	(0.3)	(0.1)	0.5	0.2
Asia Ex Japan	7.3	6.2	6.5	6.6	5.7	4.0	4.2	4.5
Latin America	4.4	2.9	3.3	3.4	6.9	6.1	7.0	6.8

10-Year Bond Yields

	2011	2012		2013
	12/31A	9/30A	12/31A	12/31E
United States	1.9%	1.6%	1.8%	3.5%
Euro [illegible]	1.8	1.4	1.3	1.5
Japan	1.0	0.8	0.8	1.0
United Kingdom	2.0	1.7	1.8	2.0

Exchange Rates

	2011	2012		2013
	12/31A	9/30A	12/31A	12/31E
Euro ($/€)	1.30	1.29	1.32	1.30
Japan (¥/$)	77	78	87	100
UK ($/£)	1.55	1.62	1.63	1.60

Source: Bloomberg, The World Bank and Sit Investment Associates, Inc., January 4, 2013

G:\Support\Exhibits\E-12/12

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

INDUSTRIAL PRODUCTION AND MANUFACTURING VOLATILE IN EUROPE


Euro area and EU27 production,
total industry excluding construction
2005=100


Manufacturing
% q/q
divergence from mean/SD
6
4
2
0
-2
-4
-6
-8
-10
-12
-14
2
1
0
-1
-2
-3
-4
-5
Manufacturing production (LHS)
EC industrial confidence (RHS)
PMI new orders minus fin. goods inventories* (RHS, 3mma)
Dec "final" PMI only
96
98
00
02
04
06
08
10
12
Surveys are shown as "normalised", i.e. difference from mean divided by standard deviation
* inventories should be understood as stocks of finished goods
Source: Barclays Research, Markit, Datastream

SOURCE: BARCLAYS RESEARCH, JANUARY 2, 2013 AND EUROSTAT, DECEMBER 12, 2012

G:\Support\Exhibits\E-12/12

Exhibit M

■ Sit Investment Associates ■

Improvement in German Business Expectations



Germany Business Expectations
100
80
60
40
20
0
-20
-40
-60
-80
115
110
105
100
95
90
85
80
75
ZEW (left)
Ifo (right)
Dec-00
Dec-02
Dec-04
Dec-06
Dec-08
Dec-10
Dec-12
Source: ZEW, Ifo Institute, Bloomberg, Morgan Stanley Research

Source: Morgan Stanley Research, January 2, 2013

G:\Support\Exhibits\E-12/12

EXHIBIT N

■ SIT INVESTMENT ASSOCIATES ■

UNEMPLOYMENT ON THE RISE IN EUROPE



Euro area and EU27 unemployment rates
Seasonally adjusted series
12
11
10
9
8
7
6
%



Dim Prospects
Unemployment rate for people under 25, for selected countries
60%
50
40
30
20
10
0
Spain
France
Euro zone
Germany
2007
'08
'09
'10
'11
'12
Note: Seasonally adjusted
Source: Eurostat
The Wall Street Journal

SOURCE: THE WALL STREET JOURNAL, DECEMBER 24, 2012 AND EUROSTAT, NOVEMBER 30, 2012

G:\Support\Exhibits\E-12/12

Exhibit O

■ Sit Investment Associates ■

The European Banking Union


First step to banking union
ECB
governing council
Single
European
Banking Authority
Sets technical rules
Votes on
technical rules
Sets technical rules
Direct
responsibility for
National bank
supervisors
Have direct
responsibility for

Source: Financial Times, December 14, 2012

G:\Support\Exhibits\E-12/12

EXHIBIT P

■ SIT INVESTMENT ASSOCIATES ■

JAPAN'S ECONOMY IS CONTRACTING



Deeper Red
Japan's GDP, change from a quarter earlier, annualized, seasonally adjusted
10%
5
0
-5
-10
2011
'12
Third quarter -3.5%
Source: FactSet
The Wall Street Journal

SOURCE: THE WALL STREET JOURNAL, DECEMBER 11, 2012

G:\Support\Exhibits\E-12/12

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

PRICE DECLINES AND DEBT DELEVERAGING IN JAPAN



Tn
YEN
900
800
700
600
500
105
100
95
90
JAPANESE
PRIVATE NON-FINANCIAL DEBT (LS)
CORE* CONSUMER PRICE INDEX (RS)
© BCA Research 2012
85
90
95
2000
05
10

* EXCLUDING FOOD AND ENERGY.

SOURCE: BCA RESEARCH, NOVEMBER 23, 2012

G:\Support\Exhibits\E-12/12

EXHIBIT R

■ SIT INVESTMENT ASSOCIATES ■

A CHANGE IN POWER IN JAPAN



Sharp Turn
Shinzo Abe's Liberal Democratic Party won a decisive victory in Sunday's election, giving the new ruling coalition enough seats to push through its legislation.
LOWER HOUSE SEATS
Liberal Democratic Party
New Komeito
Coalition
Democratic Party of Japan
Japan Restoration Party
Others/undetermined
Majority
241 seats
Supermajority
320
Enough seats to override upper house
294
31
57
54
44
118
21
230
11
100
480
SEATS
After election
(outer ring)
Before
(inner ring)
Source: NHK, preliminary results as of 5 p.m. EST
The Wall Street Journal

SOURCE: THE WALL STREET JOURNAL, DECEMBER 17, 2012

G:\Support\Exhibits\E-12/12

EXHIBIT 5

■ SIT INVESTMENT ASSOCIATES ■

CHINESE PMI HAS IMPROVED SINCE SEPTEMBER



NBS China MFG PMI (Headline)
NBS, As Reported
Diffusion Index
60
55
50
45
40
Latest Dec: 50.6
2007-11 Average: 52.7
2007
2008
2009
2010
2011
2012
2013
Source: IHS Global Insight, CFLP and China NBS
dstraszheim@isigrp.com
ISI Group

SOURCE: ISI GROUP, JANUARY 2, 2013

G:\Support\Exhibits\E-12/12

EXHIBIT T

■ SIT INVESTMENT ASSOCIATES ■

CHINESE INDUSTRIAL PRODUCTION IS STRENGTHENING



%, YoY
Industry Value-added
Electricity Generated
30
25
20
15
10
5
0
-5
-10
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

SOURCE: MORGAN STANLEY RESEARCH, DECEMBER 10, 2012

G:\Support\Exhibits\E-12/12

EXHIBIT U

■ SIT INVESTMENT ASSOCIATES ■

CHINESE INFLATION APPEARS TO HAVE BOTTOMED OUT



China, Consumer Price Index (CPI)
% Y/Y
10
8
6
4
2
0
-2
2004
2006
2008
2010
2012
% Y/Y
% M/M
Nov Y/Y: 2.0
Nov m/m: 0.1

SOURCE: ISI GROUP, DECEMBER 10, 2012

G:\Support\Exhibits\E-12/12

EXHIBIT V

■ SIT INVESTMENT ASSOCIATES ■

TOTAL SOCIAL FINANCING OFFERING SUPPORT FOR CHINESE RECOVERY


growth of revised TSF and RMB loans
%YoY
40
35
30
25
20
15
10
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
TSF revised %YoY
RMB loans
Source: CEIC, PBoC, BofA Merrill Lynch Global Research.

SOURCE: BANK OF AMERICA/MERRILL LYNCH, DECEMBER 11, 2012

G:\Support\Exhibits\E-12/12

EXHIBIT W

■ SIT INVESTMENT ASSOCIATES ■

INFLATION AND S & P 500 MULTIPLES


DATA THROUGH DECEMBER 31, 2012
P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Average P/E
Current Valuation
Standard Deviation
Consumer Price
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12

Note: Operating EPS used to calculate P/E after 12/84, [illegible] CPI is [illegible]. The current valuation based on 2012 est. operating EPS of $99.37

SOURCE: STANDARD & POOR'S, BUREAU OF LABOR STATISTICS, SANFORD BERNSTEIN, AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-12/12

EXHIBIT X

■ SIT INVESTMENT ASSOCIATES ■

LARGE, MEDIUM, AND SMALL CAP 6-MONTH PRICE MOMENTUM


S&P 500 6-Month Price Momentum
October: 1.0% November: 8.1% December: 4.7%
Russell Midcap 6-Month Price Momentum
October: 0.6% November: 8.3% December: 7.7%
Russell 2000 6-Month Price Momentum
October: 0.2% November: 7.9% December: 6.4%
NASDAQ OTC 6 Month Price Momentum
October: -2.3% November: 6.5% December: 2.9%
% Change

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

Exhibit Y

■ Sit Investment Associates ■

Equity Characteristics

December 31, 2012

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2012 Projected Gain	+11.9%	+13.3%	+16.0%	+6.5%	+14.3%	+10.0%
2013 Projected Gain	+10.1%	+15.6%	+15.7%	+10.8%	+12.1%	+11.6%
5-Year Projected Growth	+12.3%	+13.9%	+16.2%	+9.8%	+14.2%	+10.3%
Dividend Yield						
Total Fund	+2.0%	+1.0%	+0.7%	+2.8%	+1.8%	+2.3%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.2%	+14.9%	+16.9%	+12.4%	+16.0%	+12.5%
Wtd Avg Price/Earnings Ratio [1]						
FY1 Calendar P/E	16.0x	21.3x	24.8x	14.2x	18.8x	16.0x
FY2 Calendar P/E	15.0x	17.4x	19.7x	12.6x	17.8x	14.8x
Median Price/Earnings Ratio [1]						
FY1 Calendar P/E	14.7x	17.3x	17.6x	13.8x	17.1x	15.3x
FY2 Calendar P/E	13.2x	15.4x	15.5x	12.5x	15.1x	13.6x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.4x	1.5x	1.5x	1.6x	1.5x	1.6x
FY2 Calendar PEG	1.3x	1.3x	1.3x	1.5x	1.4x	1.5x
Wtd Avg Mkt Cap ($ Million)	$92,785	$12,290	$4,935	$81,013	$99,870	$106,364

Footnotes:

(1) Excludes stocks with P/E over 100x and earnings growth rates greater than 200%

(2) Excludes stocks with P/E over 100x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/12

EXHIBIT Z

■ SIT INVESTMENT ASSOCIATES ■

GLOBAL VALUATIONS ARE ATTRACTIVE

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	12.6	11.2	10.5	12.4	13.2	12.0
Post 1990 Average	15.6	13.9	12.6	28.6	13.9	15.7
Discount/Premium	*-19.2%*	*-19.4%*	*-16.7%*	*-56.6%*	*-5.0%*	*-23.6%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	8.2	6.6	6.6	7.0	8.6	7.5
Post 1990 Average	9.5	6.7	7.2	9.4	9.1	8.5
Discount/Premium	*-13.7%*	*-1.5%*	*-8.3%*	*-25.5%*	*-5.5%*	*-11.8%*

SOURCE: NOMURA EQUITY RESEARCH, DECEMBER 2, 2012

G:\Support\Exhibits\E-12/12

Exhibit AA

■ Sit Investment Associates ■

Japanese Stocks Are Cheap


%
JAPAN
U.S.
DIVIDEND YIELD*
3.0
2.5
2.0
1.5
1.0


FORWARD P/E RATIO**
40
30
20
10


P/B RATIO*
5
4
3
2
1
© BCA Research 2012
2000
02
04
06
08
10
12
* SOURCE: MSCI INC. (SEE LAST PAGE).
** SOURCE: THOMSON REUTERS / IBES.

Source: BCA Research, November 23, 2012

G:\Support\Exhibits\E-12/12